C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)

RECEIVED

07025360

Ref : BC/CPP/67/07

BY AIRMAIL

5th July, 2007

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

Dlw 7/19

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie

Bessie P S Chan
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 5th July, 2007 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Announcement regarding Discloseable Transaction in relation to Provision of Guaranty by Wholly-owned Subsidiary

   Date : 4th July, 2007

   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

# C.P. POKPHAND CO. LTD.

*(Incorporated in Bermuda with limited liability)*
(Stock Code: 43)

## DISCLOSEABLE TRANSACTION: PROVISION OF GUARANTY BY WHOLLY-OWNED SUBSIDIARY

EKCM, a wholly owned subsidiary of the Company, has entered into the Guaranty in favour of CCFL.

### 1. THE GUARANTY

**(a) Date**

The Guaranty was executed on behalf of EKCM on 4 July 2007.

**(b) Parties**

EKCM acting as guarantor in favour of CCFL.

**(c) Details of the Guaranty**

EKCM has entered into the Guaranty in favour of CCFL, guaranteeing the Obligations of the ECI Metro Group up to the maximum amount of US$19 million, on the basis of joint and several liability with the ECI Metro Group.

**(d) Term**

The Guaranty shall expire on 17 April 2010.

### INFORMATION ON THE PARTIES

The CPP Group is principally engaged in the trading of agricultural products, feedmill and poultry operations, the manufacturing and sale of motorcycles and accessories of automotives and property and investment holding.

CCFL is principally engaged in the provision of financing in the PRC in relation to the purchase and/or rental of construction machinery and tools under the Caterpillar brand name. CCFL is a third party independent of the Company and connected persons of the Company.

## REASONS FOR THE GUARANTY

ECI Metro is a jointly controlled entity of the Company in which EKCM, a wholly-owned subsidiary of the Company, has a 50% equity interest. The other shareholder which holds 50% of ECI Metro and its ultimate beneficial owners are, to the best knowledge, information and belief of the Directors, parties independent of the CPP Group and any connected person of the Company. ECI Metro is the sole agent of the Caterpillar brand of construction machinery and tools in the western region of the PRC. ECI Metro Group has borrowed and will continue to borrow from CCFL to fund its purchase of Caterpillar brand construction machinery and tools, and CCFL has agreed to provide such loans against, amongst other things, the guarantee to be provided by EKCM as provided in the Guaranty.

EKCM is guaranteeing up to the maximum amount of US$19 million of liability of the total maximum liability of US$38 million of the ECI Metro Group. This arrangement is reflective of the equal shareholding held by both shareholders in ECI Metro.

## LISTING RULES IMPLICATIONS

The Guaranty constitutes a discloseable transaction of the Company subject to the announcement and circular requirements set out in Rules 14.34 and 14.38 of the Listing Rules. A circular containing further details of the Guaranty will be despatched to Shareholders in due course.

## DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

| | |
|---|---|
| "CCFL" | 卡特彼勒(中國)融資租賃有限公司(Caterpillar (China) Financial Leasing Co., Ltd.), a company incorporated in the PRC |
| "CPP" or "the Company" | C.P. Pokphand Co. Ltd., a company incorporated in Bermuda whose shares are listed and traded on the Main Board of the Stock Exchange under stock code 43 |
| "CPP Group" | CPP and its subsidiaries |
| "Directors" | the directors of CPP |
| "ECI Metro" | ECI Metro Investment Co. Ltd., a company incorporated in the British Virgin Islands, in which the Company holds a 50% equity interest through its wholly-owned subsidiary EKCM |
| "ECI Metro Group" | ECI Metro and its wholly-owned subsidiaries |
| "EKCM" | Ek Chor China Motorcycle Co. Ltd., a company incorporated in Bermuda and a wholly-owned subsidiary of the Company |

| | |
|---|---|
| "Guaranty" | the guaranty dated as of 4 July 2007 entered into by EKCM in favour of CCFL, guaranteeing the Obligations of the ECI Metro Group |
| "Hong Kong" | the Hong Kong Special Administrative Region of the PRC |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |
| "Obligations" | all present and future indebtedness of the ECI Metro Group to CCFL |
| "PRC" | the People's Republic of China (for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan) |
| "Shareholders" | shareholders of the Company |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "US$" | United States dollars, the lawful currency of United States |

By Order of the Board
**Robert Ping-Hsien Ho**
*Director*

Hong Kong, 4 July 2007

*As at the date of this announcement, the board of Directors comprises twelve executive Directors, namely Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont and three independent non-executive Directors, namely Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew.*



END